UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Receipt of Shareholder Demand

On July 27, 2026, Wearable Devices Ltd. (the “Company”) received a letter from J.B.D Innovation Ltd. and Victor Tshuva & Co. – Law Offices (collectively, the “Proposing Shareholders”), pursuant to which the Proposing Shareholders demanded that the Company’s board of directors (the “Board”) convene a special general meeting of shareholders pursuant to the Israeli Companies Law, 5759-1999, applicable regulations thereunder and the Company’s amended and restated articles of association.

The Proposing Shareholders state that they collectively hold approximately 24.8% of the Company’s voting rights. The proposals included in the demand seek, among other things, to amend certain provisions of the Company’s amended and restated articles of association relating to the election and removal of directors, remove four of the Company’s five current directors, elect four nominees designated by the Proposing Shareholders and approve compensation, indemnification and insurance arrangements for such nominees.

The demand also requests that, pending the special general meeting, the Company refrain from taking certain actions outside the ordinary course of business, including certain financing and strategic transactions.

The Board, together with its legal advisors, is reviewing the demand and the Company will respond and take such actions as it determines are appropriate in accordance with applicable law and the Company’s amended and restated articles of association. There can be no assurance as to the outcome or timing of this matter.

Risk Factors Update

The Company hereby supplements its risk factor disclosure by adding the following risk factor:

Shareholder activism, demands for shareholder meetings and potential proxy contests could materially and adversely affect our business, financial condition and the market price of our ordinary shares.

We may be subject to campaigns by activist shareholders, including the campaign initiated by J.B.D Innovation Ltd. and Victor Tshuva & Co. – Law Offices. On July 27, 2026, these shareholders delivered a demand that we convene a special general meeting of shareholders to consider, among other matters, amendments to our amended and restated articles of association, the removal of four of the five current members of our Board of Directors and the election of four nominees designated by the proposing shareholders. There can be no assurance as to the validity, timing or outcome of the demand, any resulting shareholder meeting or vote, or any related proceedings.

Responding to activist shareholder demands or a proxy contest may require significant time and attention from our Board of Directors and management, diverting their attention from the operation of our business and the execution of our strategic plans. Such activities may also result in significant legal, advisory, proxy-solicitation and other costs and may divert financial resources that could otherwise be used in our business.

Activist campaigns may create uncertainty regarding our future direction, strategy and leadership. This uncertainty could adversely affect our relationships with employees, customers, suppliers, strategic partners and other business counterparties and could make it more difficult for us to attract and retain qualified personnel. The public nature of an activist campaign may also increase volatility in the market price of our ordinary shares and adversely affect our ability to raise capital on favorable terms, or at all.

If the proposing shareholders are successful in removing a substantial majority of our current directors and electing their nominees, the resulting change in the composition of our Board of Directors could lead to changes in our business strategy, capital-allocation priorities or management and could disrupt ongoing operations and initiatives. There can be no assurance that any newly elected directors would support our existing strategy or possess the experience or institutional knowledge necessary to oversee our business effectively.

The demand may also result in litigation or other disputes concerning the interpretation of applicable Israeli law, our amended and restated articles of association, the validity of the demand or the conduct and outcome of any shareholder meeting. Any such proceedings could result in additional expense, management distraction and uncertainty regarding our governance and strategic direction.

We cannot predict the outcome of the proposing shareholders’ demand or the effect of any resulting shareholder meeting, proxy contest, litigation or change in the composition of our Board of Directors. Any of these matters, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and the market price of our ordinary shares.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869 333-274343 and 333-293968) and on Form F-3 (File No. 333-274841, 333-291100 and 333-295793) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: July 27, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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